

October 18, 2007

Room 7010

Peter Limeri
Chief Financial Officer and Treasurer
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339

>   **Re: PRG-Schultz International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
>   **File No. 000-28000**

Dear Mr. Limeri:

   We have reviewed your response dated September 21, 2007 and have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2006

General

1. In May 2006 you engaged an investment banking firm to explore the possibility of selling the Meridian business. During November 2006 to March 2007, four interested parties conducted various levels of due diligence with respect to the Meridian business, and in March 2007, two parties completed due diligence and submitted revised bids. As discussed in our prior comment 1, we did not note any disclosure in your periodic reports discussing your consideration of selling or disposing of the Meridian segment until your press release filed on June 5, 2007, announcing the sale. The Meridian segment provided 57% of your operating income during the twelve months ending December 31, 2006, and represented 33% of your total assets as of March 31, 2007.

In your response letter dated September 21, 2007, you state disclosure relating to the sale of the Meridian business was not required in your periodic reports prior to the execution of the transaction on May 30, 2007, because no letters of intent or other agreements were entered into prior to that date and you had concerns about the ability of the ultimate acquirer of the business to obtain necessary financing to consummate the deal. You also cite your concern of the impact of disclosure on your ability to conclude the transaction. Regardless of the status or negotiations of the eventual sale of the business to Averio, or your assessment of the probability of the acquisition or of Averio's ability to obtain the necessary financing, it appears disclosure was required to inform investors you were pursuing or exploring alternatives for the possible disposal of this segment.

Instruction 3 to Item 303(a) of Regulation S-K states MD&A should focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. The Item requires disclosure of all matters that are reasonably likely to have a material effect on future periods. SAB Topic 5P4 notes the economic or other events that cause a registrant to consider restructuring occur over time and, as these events evolve, they often meet the requirement for disclosure in MD&A prior to the period in which the financial statements are impacted. While this SAB Topic specifically relates to restructuring charges and exit plans, this view is also applicable to the disposal of a segment through a sale. Sections 501.03 and 501.06 of the FRC discuss the need to disclose matters likely to affect future liquidity, including the identification of liquidity or capital resource factors that are relevant to future plans and objectives.

As you noted in your response, Section 501.06.d of the FRC discusses the need to balance the informational need of investors against the risk that premature disclosure of negotiations may jeopardize completion of the transaction. While we recognize this need, as well as your interest in preserving the confidentiality of negotiations, this does not provide a blanket waiver from meeting the requirements of Item 303 and providing appropriate disclosure of your plans with regard to the potential disposal of a material portion of your business. Such disclosure may be limited to matters that would not jeopardize the completion of the transaction or reveal the status of otherwise nondisclosed preliminary merger negotiations. However, to the extent you are exploring strategic alternatives with respect to a segment of your business, disclosure is required unless it is not reasonably likely to have a material effect on your operations or liquidity. Please carefully consider the guidance cited above in considering disclosure requirements in future filings.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief